1. Name and Address of Reporting Person
   Immelt, Mark W.
   371 Heathwood
   Hamilton, OH 45013
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/22/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer of Affiliate
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/22/2003            J         3750        A   $0.0000    13494          D
                                                      <F1>
Common Stock                                                                               1035           I           401-K
Common Stock                    01/22/2003            J         -3750       D   $0.0000                   I           Restricted
                                                      <F1>
Common Stock                    01/22/2003            A         8500        A   $0.0000    30321          I           Restricted
                                                      <F2>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1997 (ISO)  $11.1342                                                  01/28/2007 Common                      1640    D
Stock                                                                            Stock
Option
1998 (ISO)  $19.087                                                   01/27/2008 Common                      5238    D
Stock                                                                            Stock
Option
1998 (NQ)   $19.087                                                   01/27/2008 Common                      7468    D
Stock                                                                            Stock
Option
1999 (ISO)  $19.1017                                                  01/25/2009 Common                      4201    D
Stock                                                                            Stock
Option
1999 (NQ)   $19.1017                                                  01/25/2009 Common                      13124   D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      28116   D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/22/2011 Common                      6244    D
Stock                                                                            Stock
Option
2001 (NQ)   $16.0124                                                  01/22/2011 Common                      4256    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5813    D
Stock                                                                            Stock
Option
2002 (NQ)   $17.2                                                     01/17/2012 Common                      4187    D
Stock                                                                            Stock
Option
2003 (ISO)  $16.58   01/22/2         A <F2>    6031        01/22/2004 01/22/2013 Common  6031     $16.5800   6031    D
Stock                003                                                         Stock
Option
2003 (NQ)   $16.58   01/22/2         A <F2>    3969        01/22/2004 01/22/2013 Common  3969     $16.5800   3969    D
Stock                003                                                         Stock
Option

Explanation of Responses:

<F1>
Vesting of Restricted Stock Award
<F2>
Pursuant to FFBC Stock Option / Award Plan(s)

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
01/23/2003